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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC   20549

                                 FORM 12b-25

                                                  Commission File Number 0-14203
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                          NOTIFICATION  OF LATE FILING

         (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                      [ ] Form N-SAR
         For Period Ended:  August 31, 1995
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         [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant   Meridian National Corporation
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Address and principal executive office   805 Chicago Street
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City, State and Zip Code   Toledo, Ohio  43611
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                       PART II.  RULE 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K,20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        Form 10-Q for the period ended August 31, 1995 will not be filed within the prescribed time period as a result of the exceptionally heavy workload experienced by the Registrant's accounting and reporting department. The heavy workload is a result of work related to the Registrant's previously announced agreement in principle for the acquisition of a steel processing service center and a planned public offering of approximately 50% of the Registrant's Environmental Unit. These projects have caused a delay in the preparation of the quarterly financial statements and Form 10-Q.

                          PART IV.  OTHER INFORMATION
        (1) Name and telephone number of person to contact in regard to this notification

             James L. Rosino             419              729-3918
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                (Name)              (Area Code)      (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                              [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Net loss for the second quarter of fiscal 1996 was $329,000 ($.14 per share) compared to net income of $528,000 ($.19 per share) in the second quarter last year. Net income for the second quarter of the prior year includes a $226,000 extraordinary gain ($.09 per share) resulting from the early retirement of debt obligations at a discount. Net sales for the quarter amounted to $12,880,000, a 17% increase over the second quarter of the prior fiscal year.

        Earnings in the second quarter of fiscal 1996 were affected by the shutdown of the Company's automotive bumper stock pickling operation, a decrease in steel segment gross margins due to market conditions, a decline in waste management segment sales and a 60% increase in interest expense.

                         MERIDIAN NATIONAL CORPORATION
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 16, 1995                             /s/ Joseph Klobuchar, Jr.
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